FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the month of          May               , 2002
                                ---------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F     X     Form 40-F
                      -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   30th May 2002                   /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)

                               BC FORM 51-901F

                              QUARTERLY REPORT



INCORPORATED AS PART OF SCHEDULE A


ISSUER DETAILS

NAME OF ISSUER:              INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:              284 KARORI ROAD,
                             WELLINGTON,
                             NEW ZEALAND

ISSUER TELEPHONE NUMBER:     (64) 4 476 2717

ISSUER FACSIMILE NUMBER:     (64) 4 476 0120

CONTACT NAME AND POSITION:   DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:     (64) 4 476 2717

CONTACT EMAIL ADDRESS:        mail@indopacific.co.nz

WEB SITE ADDRESS:             www.indopacific.com

FOR THE QUARTER ENDED:        MARCH 31, 2002

DATE OF REPORT:               MAY 30, 2002


CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


/s/ David Bennett                David Bennett            02/05/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE             PRINT FULL NAME          DATE SIGNED (YY/MM/DD)

/s/ David McDonald               David McDonald           02/05/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE             PRINT FULL NAME          DATE SIGNED (YY/MM/DD)

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
================================================================================

As at                                         March 31, 2002   December 31, 2001
                                       (Unaudited - Prepared           (Audited)
                                              by Management)
--------------------------------------------------------------------------------

Assets


Current
Cash and short-term deposits                     $  2,329,535      $  3,282,007
Accounts receivable                                   921,622           315,308
Prepaid expenses and deposits                           9,665           101,524
--------------------------------------------------------------------------------
                                                    3,260,822         3,698,839

Due from related parties (Note 4)                      16,439            28,395
Property and equipment                                 63,516            70,203
Oil and gas properties (Note 3)                     8,382,963         8,093,741
--------------------------------------------------------------------------------

Total Assets                                     $ 11,723,740      $ 11,891,178
================================================================================

Liabilities

Current
Accounts payable and accrued liabilities         $    523,801      $    960,120
--------------------------------------------------------------------------------
Total Liabilities                                     523,801           960,120
--------------------------------------------------------------------------------

Stockholders' Equity

Common stock without par value (Note 7);
100,000,000 shares authorized;
Issued and outstanding at March 31, 2002 and
  December 31, 2001: 6,489,324 shares              19,478,365        19,478,365
Accumulated deficit                                (8,278,426)       (8,547,307)
--------------------------------------------------------------------------------
Total Stockholders' Equity                         11,199,939        10,931,058
--------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity       $ 11,723,740      $ 11,891,178
================================================================================


         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31,                     Mar 2002         Dec 2001
--------------------------------------------------------------------------------

Deficit - Beginning of period                    $ (8,547,307)     $ (9,656,106)

Net profit for the period                             268,881         1,108,799
--------------------------------------------------------------------------------

Deficit - End of period                          $ (8,278,426)     $ (8,547,307)
================================================================================




          See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

                                                  Three Months/   Three Months/
                                                  Period Ended    Period Ended
                                                 March 31, 2002  March 31, 2001
--------------------------------------------------------------------------------


Production Income:
Oil and gas sales                                $    663,192      $    369,810
Production costs                                     (176,496)          (15,962)
Royalties                                             (31,799)          (18,897)
Depletion                                             (43,829)          (66,970)
--------------------------------------------------------------------------------
Production Income                                     411,068           267,981
--------------------------------------------------------------------------------

Other Income
Interest income                                        12,224            32,252

Expenses
General and administrative (Schedule)                (154,411)         (213,109)
Write-off of oil and gas properties                      -                 -
--------------------------------------------------------------------------------
Net income for the period                             268,881            87,124


Deficit - Beginning of period                      (8,547,307)       (9,656,106)
--------------------------------------------------------------------------------
Deficit - End of period                          $ (8,278,426)     $ (9,568,982)
================================================================================
Basic earnings per share                         $       0.04      $       0.01
================================================================================
Diluted earnings per share                       $       0.04      $       0.01
================================================================================


          See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

                                                  Three Months/   Three Months/
                                                  Period Ended    Period Ended
                                                 March 31, 2002  March 31, 2001
--------------------------------------------------------------------------------

Operating Activities

Net profit for the period                        $    268,881      $     87,124
Adjustments to reconcile net profit to
 cash applied to operating activities:
   Depletion                                           43,829            66,970
   Amortization                                         6,687            17,280
Changes in non-cash working capital:
   Accounts receivable                               (606,314)         (319,548)
   GST Receivable                                     (31,943)          (97,003)
   Due from related parties                            11,956             9,866
   Prepaid expenses and deposits                       91,859            24,924
   Accounts payable and accrued liabilities           127,644           520,472
--------------------------------------------------------------------------------
Net cash provided by (used in) operating activities   (87,401)          310,085
--------------------------------------------------------------------------------

Financing Activity

--------------------------------------------------------------------------------
Net cash provided by financing activity                  -                 -
--------------------------------------------------------------------------------

Investing Activities

Loan receivable from related party                       -                 -
Purchase of property and equipment                       -                 (698)
Oil and gas properties, net of recoveries            (865,071)       (1,444,684)
--------------------------------------------------------------------------------
Net cash used in investing activities                (865,071)       (1,445,382)
--------------------------------------------------------------------------------

Net (decrease) in cash during the period             (952,472)       (1,135,297)

Cash and short-term deposits -
   Beginning of year                                3,282,007         2,887,771
--------------------------------------------------------------------------------
Cash and short-term deposits - End of period     $  2,329,535      $  1,752,,474
================================================================================

         See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

                                                  Three Months/   Three Months/
                                                  Period Ended    Period Ended
                                                 March 31, 2002  March 31, 2001
--------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit                             $     10,550      $     22,746
Amortization                                            6,687            17,280
Consulting fees                                        17,644            16,887
Corporate relations and development                       810             5,458
Filing and transfer agency fees                           508               805
Foreign exchange gain                                  23,279            20,267
Legal                                                   5,721            34,802
Office and miscellaneous                               47,677            48,662
Printing                                               17,634            18,380
Rent (Note 4)                                           6,767            10,950
Telephone                                               3,841             7,513
Travel and accommodation                                4,390             6,773
Wages and benefits (Note 4)                            36,263            24,150
                                                 ------------------------------
Gross general and administrative expenses             181,771           234,673

Recovery of general and administrative expenses       (27,360)          (21,564)
                                                 ------------------------------

Net general and administrative expenses          $    154,411      $    213,109
                                                 ==============================


          See accompanying notes to the consolidated financial statements

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31, 2002
--------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The Company is primarily engaged in the acquisition, exploration and development of its oil and gas properties and, with the exception of PMP 38148, has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company has generated sufficient cash flow from operations to fund its entire exploration and development activities in the three months to March 2002, but may not do so in the future. It has relied principally upon the issuance of securities for financing. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants.
The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company. Accordingly, the Company's consolidated financial statements are presented on a going concern basis. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

These consolidated interim financial statements include the accounts of Indo-Pacific Energy Ltd. ("the Company") and its wholly-owned subsidiaries, Odyssey International Ltd., Indo-Pacific Energy Australia Ltd., Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited.

NOTE 2 - ACCOUNTING PRINCIPLES AND ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position as at March 31, 2002 and December 31, 2001 and the Company's consolidated interim results of operations and cash flows for the three month periods ended March 31, 2002 and 2001. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission, and do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, this BC FORM 51-901F should be read in conjunction with the Company's annual audited financial statements dated December 31, 2001. The results of the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31, 2002
--------------------------------------------------------------------------------

NOTE 3 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

                                        Net Book          Additions/          Depletion/      Net Book
                                        Value at         (Recoveries)        Write Downs      Value at
                                       December 31,       During the          During the      March 31,
                                          2001              Period              Period          2002
Proved:
New Zealand
   PMP 38148 - Ngatoro Oil Field    $     762,847     $      19,138     $     (43,829)    $     738,156
                                    -------------------------------------------------------------------
             (includes Goldie 1)
Total Proved                              762,847            19,138           (43,829)          738,156
                                    -------------------------------------------------------------------

Unproved:
New Zealand
   PEP 38256 - Exploration                113,894              -                 -              113,894
   PEP 38328 - Exploration                496,584              -                 -              496,584
   PEP 38330 - Exploration                280,338              -                 -              280,338
   PEP 38332 - Exploration                450,267              -                 -              450,267
   PEP 38335 - Exploration                 86,465               260              -               86,725
   PEP 38716 - Exploration                453,795            11,794              -              465,589
   PEP 38720 - Exploration              1,181,690              -                 -            1,181,690
   PEP 38723 - Exploration                134,272              -                 -              134,272
   PEP 38736 - Exploration              1,199,598           303,981              -            1,503,579
   New licences                             7,844            24,397              -               32,241
Australia
   AC/P 19 - Exploration                  446,669              -                 -              446,669
   AC/P 31 - Exploration                   11,014              -                 -               11,014
   AC/P 26 - Exploration                  233,469           (34,233)             -              199,236
   ZOCA 96-16 - Exploration               235,727              -                 -              235,727
Papua New Guinea
   PPL 192 - Exploration                  870,232              -                 -              870,232
   PPL 215 - Exploration                  403,377              -                 -              403,377
   PPL 228 - Exploration                    2,960             7,714              -               10,674
   PRL 4 - Exploration                     73,660              -                 -               73,660
   PRL 5 - Exploration                    649,039              -                 -              649,039
                                    -------------------------------------------------------------------

Total Unproved                          7,330,894           313,913              -            7,644,807
                                    -------------------------------------------------------------------

                                    $   8,093,741     $     333,051     $     (43,829)    $   8,382,963
                                    ===================================================================

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31, 2002
--------------------------------------------------------------------------------

NOTE 4 - RELATED PARTY TRANSACTIONS

a)   Due from Related Parties

     At March 31, 2002, the Company was owed $16,439 (December 31, 2001:
     $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

b)   Oil and Gas Properties

     Certain participants of oil and gas properties have directors, officers and /or principal shareholders in common with the Company. These participants are subsidiaries of AMG Oil Ltd., Durum Cons. Energy Corp. and Gondwana Energy, Ltd.

c)   Other

     During the three months to March 31, 2002, the Company paid $22,273 (three months to March 31, 2001 - $26,620) in remuneration and $6,767 (three months to March 31, 2001 - $5,548) in rent to the President of the Company.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

a)   Work Commitments

     The Company participates in oil and gas exploration and development joint operations with third and related parties and is contractually committed under agreements to complete certain exploration programmes. The Company's management estimates that the total commitments for the remainder of fiscal year 2002, under various agreements, is approximately $3,300,000.

b)   Political Risks

     Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

c)   Environmental Laws and Regulations

     The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31, 2002
--------------------------------------------------------------------------------

NOTE 6 - COMMON STOCK

a)   Authorized and Issued Share Capital

     The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

                                                  Number
                                                 of Shares          Amount
                                              ---------------    ---------------
     Balance at December 31, 2001                  6,489,324       $ 19,478,365

     Issued during the three months to
        March 31, 2002                                  -                  -
                                              ---------------    ---------------
     Balance at March 31, 2002                     6,489,324       $ 19,478,365
                                              ===============    ===============

b)   Incentive Stock Options

     The following stock options are outstanding at March 31, 2002:

                   Number             Price             Expiry
                 of Shares          per Share            Date
               -------------     -------------     -------------
                  400,000            $3.00          July 6, 2005
                  656,800            $2.50          July 6, 2005
                   71,200            $2.50         March 26, 2006
               -------------
                1,128,000
               =============

     During the three months to March 31, 2002, previously granted stock options to purchase 40,000 shares at a price of $2.50 per share lapsed without exercise. During the three months to March 31, 2002, the Company granted no stock options to purchase shares

c)   Share Purchase Warrants

     The following share purchase warrants to purchase shares of the Company are outstanding at March 31, 2002:

                   Number             Price             Expiry
                 of Shares          per Share            Date
               -------------     -------------     -------------
                  190,000            $2.00          May 27, 2002
                  200,000            $2.00          July 3, 2002
          Series A Warrants(1)
                  836,845            $1.25 (2)   December 31, 2003
               -------------
                1,226,845
               =============

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31, 2002
--------------------------------------------------------------------------------

NOTE 6 - COMMON STOCK (continued)

     (1) Upon a commercial discovery in one of the properties received in the purchase from Trans-Orient Petroleum Ltd., for each Series A warrant exercised a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

     (2) The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

     No warrants to purchase shares of the Company were issued during the three months to March 31, 2002.

NOTE 7 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the three months ended March 31, 2002 and 2001:

Three months to March 31,                                 2002         2001
                                                       -----------  -----------
Numerator, net income/(loss) for the period            $   268,881  $    87,124
                                                       -----------  -----------

a) Basic Denominator:
   Weighted-average number of shares                     6,489,324    6,489,324
                                                       -----------  -----------
   Basic earnings/(loss) per share                     $      0.04  $     0.001
                                                       ===========  ===========

b) Diluted Denominator:
   Weighted-average number of shares                     6,489,324    8,895,369
                                                       -----------  -----------

   Diluted earnings/(loss) per share                   $      0.04  $     0.001
                                                       ===========  ===========

NOTE 8: SEGMENTED INFORMATION

For three Months to March 31, 2002:

                          Canada           New Zealand         Australia             PNG          Total Company
                      --------------     --------------     --------------     --------------     --------------
Revenue from:
Production                      -               663,192               -                  -               663,192
Interest                         754             11,470               -                  -                12,224
Total Revenue                    754            674,662               -                  -               675,416
                      --------------     --------------     --------------     --------------     --------------
Profit / (loss)       $      (61,840)    $      331,730     $         (295)    $         (714)    $      268,881
                      --------------     --------------     --------------     --------------     --------------

Total Assets          $    1,542,116     $    8,923,937     $      301,178     $      956,509     $   11,723,740
                      ==============     ==============     ==============     ==============     ==============

================================================================================
INDO-PACIFIC ENERGY LTD.
Notes to the Interim Consolidated Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
================================================================================

For the Period Ended March 31, 2002
--------------------------------------------------------------------------------

NOTE 8: SEGMENTED INFORMATION (continued)

For three Months to March 31, 2001:

                          Canada           New Zealand         Australia             PNG          Total Company
                      --------------     --------------     --------------     --------------     --------------
Revenue from:
Production                      -               369,810               -                  -               369,810
Interest                      12,205             20,047               -                  -                32,252
                      --------------     --------------     --------------     --------------     --------------
Total Revenue                 12,205            389,857               -                  -               402,062

Profit / (loss)       $      (42,657)    $      132,081     $         (471)    $       (1,829)    $       87,124
                      --------------     --------------     --------------     --------------     --------------

Total Assets          $      732,035     $    6,962,345     $      933,988     $    1,966,654     $   10,595,022
                      ==============     ==============     ==============     ==============     ==============


NOTE 9 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.


NOTE 10 - SUBSEQUENT EVENTS



Lapse of Securities

     Options to purchase 12,800 shares of the Company at a price of $2.50 previously granted to employees lapsed without being exercised, on April 29, 2002 due to cessation of employment. Warrants to purchase 190,000 shares in the Company at a price of $2.00 lapsed without being exercised, on May 27, 2002.

                               BC FORM 51-901F

                              QUARTERLY REPORT



INCORPORATED AS PART OF SCHEDULE B AND C


ISSUER DETAILS

NAME OF ISSUER:              INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS:              284 KARORI ROAD,
                             WELLINGTON,
                             NEW ZEALAND

ISSUER TELEPHONE NUMBER:     (64) 4 476 2717

ISSUER FACSIMILE NUMBER:     (64) 4 476 0120

CONTACT NAME AND POSITION:   DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER:     (64) 4 476 2717

CONTACT EMAIL ADDRESS:        mail@indopacific.co.nz

WEB SITE ADDRESS:             www.indopacific.com

FOR THE QUARTER ENDED:        MARCH 31, 2002

DATE OF REPORT:               MAY 30, 2002


CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


/s/ David Bennett                David Bennett            02/05/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE             PRINT FULL NAME          DATE SIGNED (YY/MM/DD)

/s/ David McDonald               David McDonald           02/05/30
--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE             PRINT FULL NAME          DATE SIGNED (YY/MM/DD)

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

1.   Analysis of Expenses and Deferred Costs

     General and Administrative Expenses

     Refer to the Consolidated Interim Schedules of General and Administrative Expenses of the Company's Consolidated Interim Financial Statements for the quarter ended March 31, 2002 filed as Schedule A of BC Form 51-901F.

     Acquisition and Exploration Expenditures

     Refer to Schedule C of this report and Note 3 - Oil and Gas Properties of the Company's Consolidated Interim Financial Statements for the quarter ended March 31, 2002 filed as Schedule A of BC Form 51-901F.

2.   Related Party Transactions

     Refer to Note 4 - Related Party Transactions of the Company's Consolidated

     Interim Financial Statements for the quarter ended March 31, 2002 filed as Schedule A of BC Form 51-901F.

3.   Summary of Securities Issued and Options Granted During the Period

a)   Securities issued during the three months to March 31, 2002

     No shares were issued in the three months to March 31, 2002.

b)   Options granted during the three months to March 31, 2002

     No options were granted in the three months to March 31, 2002.

     A total of 40,000 options granted to employees, directors and consultants of the Company expired during the period due to cessation of the employment.

4.   Summary of Securities as at the End of the Reporting Period (March 31,
     2002)

a)   Authorized share capital:         Unlimited common shares without par value

b)   Number and Recorded Value of      6,489,324 common shares representing a
     Shares issued and outstanding:    recorded value of $19,478,365

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE B: Supplementary Information
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

c)   Stock options and Warrants outstanding:

     ---------------------------------------------------------------------------
     Stock options             Number of shares    Price per Share   Expiry Date
     ---------------------------------------------------------------------------
     Vesting (issued in 2000)        616,800           $2.50        July 6, 2005
     Vesting (issued in 2001)         71,200           $2.50      March 26, 2006
     Non-vesting                     400,000           $3.00        July 6, 2005
     Non-vesting                      40,000           $2.50        July 6, 2005
     ---------------------------------------------------------------------------
     Total                         1,128,000
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------
     Warrants outstanding:     Number of shares    Price per Share   Expiry Date
     ---------------------------------------------------------------------------
     Warrants                        190,000           $2.00        May 27, 2002
                                     200,000           $2.00        July 3, 2002

     "Series A" warrants (1)(2)      836,845         $1.25(3)  December 31, 2003
     ---------------------------------------------------------------------------
     Total                         1,226,845
     ---------------------------------------------------------------------------

       Note:(1) On January 8, 2002, the Board agreed to amend the terms of the Series A and Series B Warrants in exchange for the assignment to the Company of certain overriding royalties held by the Warrant holder over properties owned by the Company's subsidiaries. The terms were amended as follows: the expiry date of the Series A warrants was extended from March 29, 2002 to December 31, 2003, and the initial and second year exercise prices were changed from $2.50 and $3.75 to $1.25 and $1.40 respectively; and the final expiry date of the Series B warrants was extended from March 29, 2003 to December 31, 2004, and the exercise price of $7.50 was reduced to $2.50.

            (2) A Series "B" warrant replaces each exercised Series "A" warrant, upon a commercial discovery in any of the oil and gas permits transferred from Trans-Orient Petroleum Ltd. Each Series "B" warrant is exercisable at a price of $2.50 per share within one year from the date of issuance.

            (3) The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.


d)   Total shares held in escrow          None

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

     David McDonald                             Chairman and Director
     David Bennett, Ph.D.                       President, CEO and Director (1)

     Ron Bertuzzi, B.A. Econ.                   Director (1)
     Bernhard Zinkhofer, B.Comm., LLB., C.A.    Director
     Jenni Lean, B.Sc., M.B.A.                  Corporate Affairs Manager
     Jeanette M. Watson, B.Sc., LLB.            Secretary
                                                (1) Member of audit committee

     Refer to Corporate information included in Schedule C of BC Form 51-901F.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

Description of Business

Indo-Pacific Energy Ltd. ('the Company") is an independent oil and gas exploration company with an office in Wellington, New Zealand, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 6 million acres of exploration permits in New Zealand, 1 million acres of exploration permits in Australia, and 3.0 million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, including a 40.43% sole risk interest (100% of revenues to the sole risk premium limit) in a producing oil pool. The Company's primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company's permits are in the exploration stage. The Company's policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

Discussion of Operations and Financial Condition
First Quarter Ended March 31, 2002

Gross oil production revenue from the Company's 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $588,077 for the quarter ended March 31, 2002 compared to $367,135 for the quarter ended March 31, 2001. Production from the Goldie oil discovery continues to generate revenues 100% to the Company's account, until the sole risk premium is paid, and 40.43% thereafter. The increase was made up of an increase in sales volume from 14,913 barrels to 31,831 barrels assisted by an increase of US$4.90 in the average crude oil selling price from US$18.50 per barrel of oil to US$23.40 per barrel over the comparable quarter. Natural gas production revenues were $75,095 compared to $2,675 for 2001. Direct production costs and royalties for the quarter were $208,295 against $34,859 for first quarter 2001 and the Company realized net production revenues of $411,068 compared to $267,981, subsequent to recording $43,829 (2001 - $66,970) of depletion.

Average production from the Ngatoro field (Company share 5%) for the quarter reduced under the field's natural decline to approximately 900 barrels of oil per day (Company share 45 barrels per day). The Goldie-1 well (originally drilled by the Company, in February-March 2001, as a sole risk operation) continues to produce at a rate of approximately 300 barrels of oil per day, when operating. Under the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

Administrative expenses of $154,411 for the March 2002 quarter were less than that of the March 2001 quarter of $213,109. The decrease reflects lower costs incurred in the March 2002 quarter than in the March 2001 quarter for Legal costs, the higher amount in 2001 relating to the possible raising of equity on the Australian Stock Exchange, which has not yet eventuated.

For the first quarter ended March 31, 2002, the Company's profit was $268,881 compared to a profit of $87,124 for March 2001, the increase being mostly due to Goldie oil production. These results included interest income earned on surplus cash balances of $12,224 (2001 - $32,252). Neither quarter included write offs to Oil and Gas Properties.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

3 Months to March 31, 2002 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)
At the end of March, 2002 the Ngatoro wells (excluding Goldie-1) were averaging 900 barrels of oil per day ("bopd") (Company share 45 bopd) and 7.2 million cubic feet of gas per day (Company share 0.36). By the end of March, 2002, the field had produced over 3.3 million barrels of oil and 7 billion cubic feet of gas. Gas continues to be sold under long term contract, and oil sold on a monthly basis at world market reference prices.

New Zealand Permit PMP 38148; Taranaki Basin, Goldie Oil Field (40.43%sole risk) The Goldie-1 well was placed in long term production in March 2001. By mid May 2002 the well had produced 193,000 barrels of oil. Production has continued with no significant problems, showing a typical depletion drive decline characteristic, averaging 300 barrels of oil per day in May 2002. Shell Petroleum exercised its right in July 2001 to back in to the Goldie project by paying Indo-Pacific a 59.57% share of the cost of the Goldie-1 sole risk well; and has since sold this share to a private New Zealand company, Greymouth Petroleum Acquisition Company Ltd, This sale was completed in late April 2002. The Company continues to take 100% of all petroleum revenues until the sole risk premium of six times the cost of the Goldie-1 sole risk operation is recovered from net production revenues. The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.
..
New Zealand Permit PMP 38148; Taranaki Basin, Tabla-1 Exploration Well (5%) Indo-Pacific having served a sole risk notice on the other joint venture participants to drill another prospect identified in the Ngatoro permit (the Tabla Prospect), and both other parties having elected to join in this project, the Company's interest in the Tabla-1 well will be 5%. The well site is situated 1 mile southeast of the Ngatoro field, and the well is scheduled for drilling in June 2002.

New Zealand Permit PEP 38736; Taranaki Basin (100%)
The Kahili-1 well was drilled during December 2001 to February 2002 to a depth of 9950 feet, to test a structure situated on the Tariki thrust trend, 3 miles north of the Tariki gas-condensate field. The target Tariki sands were intersected 800 feet deeper than expected; and some oil was recovered from them in a short term open hole test. Remapping of the structure showed that a well deviated 2000 feet to the southeast can expect to intersect the Tariki sands some 900 feet shallower than at Kahili-1. The Kahili-1A well is planned to test this target during the 2002 year, and should also intersect the shallower Tikorangi limestone at a more crestal location where it may be an oil bearing fracture reservoir. Additional parties are being sought to assist in funding this well.

New Zealand Permit PEP 38716; Taranaki Basin (12.3%)
Drilling the Huinga 1B well commenced during the March 2002 quarter. This well is a re-entry of the Huinga-1 well, to deviate 1600 feet westwards and test a Tariki sands trap below 13,000 feet, beneath the overthrust basement block. This trap is of similar style to Swift Energy's Rimu oil discovery 14 miles to the south along this same fault trend. Indo-Pacific has farmed out an interest in the PEP 38716 permit, and most of its costs through Huinga-1B will be met by the German company Preussag Energie GmbH, with the Company contributing 0.8% of the cost of the operation.

New Zealand Permit 38330; East Cape Area (34.28%)
As at the date of this report, preparation was being made to drill the Waingaromia-2 well to a depth of 500m.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

New Zealand Permit 38335 (50%)
The Company assumed the operatorship and an enhanced interest in the permit in March 2002, subject to statutory consents. Ongoing permit work will consist of seismic reprocessing and field work, to define several possible structures identified in the area.

New Zealand Permit 38256 (20%)
In the adjacent offshore area, Anschutz Petroleum has plans to drill an exploration well during fiscal 2002. If this well is successful, it would enhance the exploration prospectivity of PEP 38256. The main exploration targets in PEP 38256 are considered to be the Chertsey South and Salmon structures, both situated around the Rakaia Trough area, which is considered the most likely area of oil and gas generation in the permit. Oil shows were reported in the early 19th century Chertsey-1 borehole, adjacent to the Chertsey South structure. Further seismic is required to establish either structure prior to any consideration of drilling.

Timor Sea, Australia/East Timor Permit ZOCA 96-16 (10%)
Phillips Petroleum advised the joint venture that they may propose to drill an exploration well in the east of the permit area during 2002. Phillips also announced in March 2002 that they were proceeding with development of the nearby supergiant Undan-Bayu field. This will include a several hundred mile pipeline to Darwin, where they plan to construct an LNG (liquefied natural gas) plant.

Timor Sea, Australia Permit AC/P 19 and AC/P 31 (100%)
A 100 mile seismic survey over the Ursa Prospect was acquired in January 2002 and is being incorporated with existing seismic data to define an optimal drilling location. Ursa is a large structure of a type in which major oil fields have been discovered elsewhere, and is situated adjacent to the oil generative Paqualin Trough. Nearby oil discoveries and oil 'shows' in the immediately adjacent well improve the chances of oil charge in Ursa. Third parties will be sought to fund this well for drilling in late 2002/early 2003.

Timor Sea, Australia Permit AC/P 26 (50%)
Having identified the Anson North target, near to the existing Talbot oil field, for initial exploration drilling, Anadarko drilled the Anson North-1 well to a depth of 6,400 feet during February 2002. The target reservoir was encountered over 100 feet deeper than expected, and did not contain hydrocarbons. Anson West and Rossini remain the preferred prospects in the permit, and are not downgraded by Anson North-1. Future work in the permit will focus on these targets.

Papua New Guinea Licence PPL 192 (80%) and 215 (100%); Onshore Papuan Basin
An application has been made to replace these two licences with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 231, and is presently under consideration by the PNG Department of Petroleum and Energy. The Company holds 90% of the APPL 231 application, and will be operator of the new licence. The initial work stage of APPL 231, if and when granted, will be to acquire a further seismic survey over the southeastern corner of the Douglas Prospect and the adjacent Aiema Prospect. These prospects are well situated from a development perspective, being close to a major navigable river for oil export, and an accessible pipeline route to the planned PNG-Australia pipeline system.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)
These licences, together with the Company's other permits to the southeast, have the potential to be a major source of gas to Australia via the planned PNG-Australia gas pipeline. This mega-infrastructure project, led by ExxonMobil, will build a 2,000 mile pipeline across the Coral Sea to link the gas fields of PNG with the eastern seaboard of Australia - its population and industrial heartland. In March 2002, ExxonMobil announced the first gas sales agreement with AGL, and is reported to be in negotiation with several major Australian power generators. The first gas deliveries are planned for 2006.

Papua New Guinea Licence PPL 228 (10%)
The joint venture plans to acquire a seismic survey over the Amdi structure during 2002, with a view to drilling the structure the following year.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

Other Information

Brad Holland resigned as a director with effect from January 7, 2002, and the Board of Directors of the Company appointed Peter Loretto as a director from that date. Mr Loretto subsequently resigned as a director, with effect from May 2, 2002.

Subsequent Events

a)   Lapse of Securities

     Options to purchase 12,800 shares of the Company at a price of $2.50 previously granted to employees lapsed without being exercised, on April 29, 2002 due to cessation of employment. Warrants to purchase 190,000 shares in the Company at a price of $2.00 lapsed without being exercised, on May 27, 2002.

b)   Resignation of Director

     Mr. Peter Loretto resigned as a director with effect from May 2, 2002.

c)   PMP 38148

     On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd completed the acquisition of Shell's 59.57% interest in this permit and the Goldie field, and has since asserted that it is entitled to a total 92.26% equity in the Goldie pool, subject to repayment of the sole risk premium. The Greymouth claim relates to the 35.43% share originally held by NZOG, another permit participant, who chose not to re-enter the Goldie sole risk project. The Company disputes this claim. Greymouth have also notified that they believe the Goldie pool may extend into the adjacent permit, in which they now hold 100% interest, and that a unitization situation may exist. Other matters have been raised for discussion by Greymouth concerning Goldie, but any claim they may make in respect of these matters is not clearly stated as at this report date. The Goldie-1 well was shut in on May 13, and re-opened on May 28,2002 on a 20/64" choke.Negotiations to market associated gas produced with the Goldie oil are in progress.

d)   PEP 38736

     The Company has entered into an arrangement with Claire Energy Pty Ltd, a private Australian company, whereby Claire will fund 50% of the cost of drilling and testing the Kahili-1A deviation well to earn 25% of the permit. Other participants are being sought to fund additional portions of the cost of this operation, scheduled to occur during the September 2002 quarter.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

e)   PEP 38330

     The Waingaromia-2 well was plugged and abandoned as a dry hole at a depth of 1650 feet in late May, 2002. Although shows of oil and gas were observed in the well, no potentially economically viable reservoir was intersected. A 5% portion of the Company's equity in PEP 38330 was farmed out to Australian listed company, Sun Resources NL. Sun is paying 10% of the dry hole costs of the drilling of this well to earn 5% interest from Indo-Pacific, which will then hold a 34.28% equity in the permit

f)   PEP 38716

     The Huinga-1B well was commenced in April 2002 and had reached 13,000 ft by mid-May. It continues to drill as at this report date.

g)   PEP 38741

     This new permit in onshore Taranaki, New Zealand, was awarded 100% to the Company by the Ministry of Economic Development on 24th May 2002.

h)   PPL 192 and PPL 215

     Topfile application APPL 231 continues under consideration for award to Indo-Pacific (90%) and Durum Energy (PNG) Ltd (10%) by the government of Papua New Guinea.

i)   AC/P19

     A suspension of the permit requirements until end 2002 has been sought from the Northern Territory Department of Mines and Energy, in order to allow time for completion of delayed technical studies and remote sensing investigation for the presence of natural oil slicks in the permit area. As at this report date, this request is under consideration.

================================================================================
INDO-PACIFIC ENERGY LTD.
SCHEDULE C: Management Discussion and Analysis
(Expressed in United States Dollars)
================================================================================

For the Quarter Ended March 31, 2002
--------------------------------------------------------------------------------

Financings, Principal Purpose and Milestones

There were no financings arranged nor securities issued during the quarter.

Liquidity and Solvency

The Company had cash and short-term deposits of $2,329,535 at March 31, 2002 compared to $1,752,474 as of March 31, 2001 and $3,282,007 at December 31, 2001.
Working capital as at March 31, 2002 was $2,737,021 against $1,717,027 for March 31, 2001 and $2,710,324 for December 31, 2001. Operating activities used $87,401 in cash during the quarter ended March 31, 2002 compared to cash provided of $310,085 in 2001. $865,071 was invested in the Company's oil and gas exploration activities described herein versus $1,444,684 for the quarter ended March 31, 2001, whilst there were no purchases of property and equipment compared to $698 in 2001. The net effect of these transactions was a use of cash of $952,472 for the quarter ended March 31, 2002 compared to $1,135,297 for the comparable March 2001 quarter.

The Company's cash balances and working capital as at March 31, 2002 are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. However, the Goldie discovery in PMP 38148 has been producing a net cash inflow of approximately $0.4 million per month, which assists in funding the Company's future obligations, particularly for the 2002 year. The Company is also actively seeking farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers. There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company's business.




/s/ Dr. David Bennett
President and Chief Executive Officer



This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Corporate Information

DIRECTORS AND OFFICERS                  BANKERS

David McDonald, Bsc.                    Bank of Montreal
Chairman of the Board                   Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.                    ASB Bank
President, CEO and Director (1)         Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi B.A. Econ.                 LEGAL COUNSEL
Director(1)
Vancouver, British Columbia             Minter Ellison
Bernie Zinkhofer B.A. Econ.             Adelaide, South Australia, Australia
Director
Vancouver, British Columbia
Jeanette M. Watson, B.Sc.,LLB.          Gavin Adlam
Secretary                               Wellington, New Zealand
Wellington, New Zealand
Jenni Lean, B.Sc., M.B.A.               Posman Kua & Aisi
Manager, Corporate Affairs              Port Moresby, Papua New Guinea
Wellington, New Zealand
(1) Member of audit committee           Lang Michener
                                        Vancouver, British Columbia, Canada
CORPORATE OFFICE
                                        Harris Mericle & Wakayama
Indo-Pacific House                      Seattle, United States of America
284 Karori Road,Karori
Wellington                              Anton Campion Macdonald
New Zealand                             Whitehorse, Yukon, Canada
Website:  www.indopacific.com
          -------------------
                                        AUDITORS
SHAREHOLDER RELATIONS
                                        BDO Spicers
Republic Communications Inc.            Wellington, New Zealand
Email: ir@indopacific.com
       ------------------
Telephone: 1 866 999 4639
                                        REGISTRAR AND TRANSFER AGENTS
SUBSIDIARIES                            Pacific Corporate Trust Co.
                                        Corporate Services Division
Source Rock Holdings Limited            Vancouver, British Columbia, Canada
Indo-Pacific Energy (NZ) Limited
Ngatoro Energy Limited                  Computershare Registry Services Ltd
PEP 38716 Limited                       Auckland, New Zealand
Millennium Oil & Gas Limited
Odyssey International Ltd
Indo-Pacific Energy Australia Ltd       SHARE LISTING
Trans-Orient Petroleum (Aust) Pty Ltd   Currently listed on the OTCBB
ZOCA 96-16 Pty Ltd                      Symbol: INDOF
Indo-Pacific Energy (PNG) Limited       Symbol: IPE on the Unlisted Securities
Trans-Orient Petroleum (PNG) Limited    Market of the New Zealand Stock Exchange